May 2008 Pricing Sheet dated May 22, 2008 relating to Preliminary Pricing Supplement No. 671 dated May 20, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433

S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Equities and Commodities
PLUS Based on the Performance of a Hybrid Basket Composed of Fourteen Stocks, Shares of the iShares® MSCI Emerging Markets Index Fund and Three Precious Metals due September 30, 2009
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – MAY 22, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$4,894,000
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	May 22, 2008
Original issue date:	May 30, 2008 (5 business days after the pricing date)
Maturity date:	September 30, 2009
Interest:	None
Basket:
Basket Components*	Weighting	Initial Price	Basket Components*	Weighting	Initial Price
Common stock of Apple Inc.	2.38%	177.05	Common stock of Lincoln National Corporation	2.38%	54.75
Common stock of Costco Wholesale Corporation	2.38%	70.76	Common stock of MasterCard Incorporated	2.38%	275.90
Common stock of CSX Corporation	2.38%	67.55	Common stock of Merrill Lynch & Co., Inc.	2.38%	44.50
Common stock of Deere & Company	2.38%	80.95	Common stock of QUALCOMM Incorporated	2.38%	45.87
Common stock of The Walt Disney Company	2.38%	33.61	Common stock of T. Rowe Price Group, Inc.	2.38%	58.79
Common stock of EOG Resources, Inc.	2.38%	136.70	Shares of the iShares® MSCI Emerging Markets Index Fund	33.33%	151.33
Common stock of Freeport-McMoRan Copper & Gold, Inc.	2.38%	119.09	Gold	11.11%	927.50
Common stock of First Solar, Inc.	2.38%	271.43	Silver	11.11%	1,810.00
Common stock of Gilead Sciences, Inc.	2.38%	53.69	Platinum	11.11%	2,182.00
*We refer to the fourteen common stocks listed above as the basket stocks, and shares of the iShares MSCI Emerging Markets Index Fund as the emerging markets shares, and gold, silver and platinum as the basket commodities.

Payment at maturity:	If the basket percent increase is positive,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the basket performance factor is less than or equal to 100%,
$10 x basket performance factor
This amount will be less than or equal to, and possibly significantly less than, the $10 stated principal amount.
Leveraged upside payment:	$10 x basket percent increase x leverage factor
Basket percent increase:
The sum of the products of (i) the respective final price for each basket component minus the respective initial price for such basket component divided by the initial price of such basket component times (ii) the respective basket weighting for such basket component.

Leverage factor	133%
Maximum payment at maturity:	$13 per PLUS (130% of the stated principal amount)
Basket performance factor:
The sum of the products of (i) the final price for each basket component divided by the respective initial price for such basket component times (ii) the respective basket weighting for such basket component.

Initial price:
The initial price for each basket component will equal (i) in the case of each basket stock, the closing price of one share of such basket stock on the pricing date, (ii) in the case of the emerging markets shares, the closing price of one share of the emerging markets shares on the pricing date and (iii) in the case of each basket commodity, the price of such basket commodity (as described in more detail in the accompanying preliminary pricing supplement) on the trading day immediately following the pricing date.  See “Basket––Initial Price” above.

Final price:
The final price for each basket component will equal (i) in the case of each basket stock, the closing price of one share of such basket stock on the valuation date times the respective adjustment factor for such basket stock on such date, (ii) in the case of the emerging markets shares, the closing price of one share of the emerging markets shares on the valuation date times the adjustment factor for the emerging markets shares on such date, and (iii) in the case of each basket commodity, the price of such basket commodity on the valuation date, in each case subject to a market disruption event with respect to such basket component on the valuation date.

Adjustment factor:	For each basket stock and the emerging markets shares,1.0. This may be adjusted to reflect certain corporate events relating to the basket stocks or the emerging markets shares, as applicable.
Valuation date:	September 24, 2009, subject to postponement for each basket component separately in the event of a market disruption event.
CUSIP:	617480470
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	$10	$0.125	$9.875
Total	$4,894,000	$61,175	$4,832,825
(1)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 671 dated May 20, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.